UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33033 / February 23, 2018


In the Matter of

BNP PARIBAS USA, INC.
787 Seventh Avenue
New York, NY 10019

BNP PARIBAS ASSET MANAGEMENT USA, INC.
200 Park Avenue, 11th Floor
New York, NY 10166

BISHOP STREET CAPITAL MANAGEMENT CORP.
First Hawaiian Center
999 Bishop Street, Suite 2806
Honolulu, HI 96813

BNP PARIBAS ASSET MANAGEMENT UK LIMITED
5 Aldermanbury Square
London EC2V 7BP
United Kingdom

(812-14874)


)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

BNP Paribas USA Inc. (the "Pleading Entity"), BNP Paribas Asset Management USA, Inc. ("BNPP AM USA"), Bishop Street Capital Management Corp. ("BSCM"), and BNP Paribas Asset Management UK Limited ("BNPP AM UK")(BNPP AM USA, BSCM, and BNPP AM UK together, the "Fund Servicing Applicants") filed an application on January 25, 2018 requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the Applicants and any other company of which the Pleading Entity is or hereafter becomes an affiliated person (together with the Fund Servicing Applicants, the "Covered Persons") from section 9(a) of the Act with respect to a guilty plea entered on January 25, 2018, by the Pleading Entity in the United States District Court for the Southern District of New York.

On January 26, 2018, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 32995) from January 25, 2018 until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by BNP Paribas USA Inc., *et al*. (File No. 812-14874) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the guilty plea, described in the application, entered by the Pleading Entity in the United States District Court for the Southern District of New York on January 25, 2018.

By the Commission.

Robert W. Errett
Deputy Secretary